Cardax, Inc. 2800 Woodlawn Drive, Suite 129, Honolulu, HI 96822 telephone 808.457.1400 fax 808.237.5901 www.cardaxpharma.com

June 5, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, DC 20549

Attention: Mary Mast and Dan Gordon

Re:	CARDAX, INC.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 30, 2020
File No. 333-181719

Ladies and Gentlemen:

Cardax, Inc. (the “Company”) is responding to comments by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) that were provided on May 21, 2020 (the “Comment Letter”) to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2019 filed on March 30, 2020 (the “Annual Report”).

For convenience, the headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter and each of the comments is restated in bold italics prior to the response. All page number references in the responses below refer to the page numbers in the Annual Report. Any capitalized term used in this letter, which is not otherwise defined in this letter, shall have the respective meaning ascribed to such term in the Annual Report.

The Company believes that the additional information provided herein in response to the Staff’s comments would not constitute any material substantive disclosure by the Company if included in its Annual Report by amendment. Accordingly, the Company respectfully requests that it be allowed to disclose such information in its future filings with the Commission, where applicable, as an alternative to filing an amendment to its Annual Report to address the comments provided in the Comment Letter.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 54

1.	Please revise to include the disclosures required by Item 307 of Regulation S-K. Please also tell us how the omission of these required disclosures impacts your conclusion with respect to the effectiveness of the disclosure controls and procedures as of December 31, 2019.

RESPONSE:

The Company acknowledges the Staff’s comment and wishes to advise the Staff that its disclosure in its Annual Report under “Item 9A. Controls and Procedures” was intended to include Items 307 and 308 of Regulation S-K, and that the reference to management in such item was intended to include the Company’s Chief Executive Officer and Chief Financial Officer. The Company agrees that its disclosure could be enhanced as suggested by the Staff and proposes to clarify the disclosure under Item 9A by providing text in substantially the form below in its future filings with the Commission, where applicable (inserted text is underlined, deleted text is in ~~strikethrough~~, and moved text is in italics):

United States Securities and Exchange Commission

Division of Corporation Finance

ITEM 9A. CONTROLS AND PROCEDURES.

~~Disclosure Controls and Procedures~~

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate disclosure controls and procedures, as defined in Exchange Act Rule 15d-15(e), and internal control over financial reporting, as ~~such term is~~ defined in Exchange Act Rule 15d-15(f).

Disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose in reports we file or submit under the Exchange Act is (a) recorded, processed, summarized, and reported, within the time periods specified in the Commission’s rules and forms; and (b) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of the our management and directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures and internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on ~~our~~ such evaluation ~~under the framework in Internal Control—Integrated Framework~~, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures and internal control over financial reporting ~~was~~ were effective as of December 31, 2019.

~~Changes in Internal Controls over Financial Reporting~~

There were no changes in the Company’s disclosure controls and procedures or internal control over financial reporting during the fiscal year ended December 31, 2019, that have materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures or internal control over financial reporting.

United States Securities and Exchange Commission

Division of Corporation Finance

Notes to the Consolidated Financial Statements

Note 2- Summary of Significant Accounting Policies

Research and development, page F-11

2.	You state on page 16 that compensation of your research and development personnel are included as a component of salaries and wages in the consolidated statements of operations. Your disclosure appears to conflict with your accounting policy on page F-11 and ASC 730-10-25-2b. Please clarify for us how your accounting policy complies with ASC 730-10-25 and revise as necessary. In addition, please revise your Management’s Discussion and Analysis to separately discuss the reasons for significant changes in research and development expenses in the statements of operations.

RESPONSE:

The Company acknowledges the Staff’s comment and wishes to advise the Staff of the following:

●	The Company believes its accounting policies and its audited financial statements, including Note 2, comply with ASC 730-10-25 in all material respects.
●	The Company’s research and development activities are primarily conducted by contract organizations and other third parties, with direction and oversight by its in-house scientific personnel to the extent necessary.
●	The Company’s in-house scientific personnel also provide services that support several other aspects of its business, including general and administration and sales and marketing.
●	The proportional amount of direct and indirect costs of the Company’s in-house scientific personnel engaged in research and development activities, if material, is allocated to research and development expenses on the consolidated statements of operations in accordance with applicable accounting standards, including ASC 730-10-25-2b and ASC 730-10-25-2e.
●	For the years ended December 31, 2019 and 2018, substantially all of the Company’s in-house scientific personnel’s time and services supported aspects of its business not directly or indirectly related to research and development, and accordingly, the compensation of its in-house scientific personnel was included and reported as part of salaries and wages under operating expenses in the consolidated statements of operations.

The Company agrees that its disclosure could be enhanced as suggested by the Staff and proposes to clarify the disclosure under “Research and Development” by providing text in substantially the form below in its future filings with the Commission, where applicable (inserted text is underlined, deleted text is in ~~strikethrough~~, and moved text is in italics):

Research and Development

Our research and development program ~~is presently comprised of contract organizations, including~~ utilizes contract research organizations, contract development and manufacturing organizations, academic institutions, third-party collaborators, employees, and consultants, including scientific, medical, and regulatory professionals. Contract organizations and other third parties provide us with access to significant research and development resources and infrastructure. We anticipate that our research and development will be primarily conducted by contract organizations and other third parties with direction and oversight by our in-house ~~research and development~~ scientific personnel.

United States Securities and Exchange Commission

Division of Corporation Finance

In addition to ~~conducting~~ directing or overseeing research and development activities, our ~~research and development~~ in-house scientific personnel also support other aspects of our business, including (a) general and administration, such as presentations and due diligence related to fundraising or business development, as well as analysis of available information ~~analyze and interpret other research~~ on astaxanthin, ~~as well as~~ related compounds, competing products, applications, and industry trends, which helps to inform management’s business planning and public disclosure assessments, and (b) sales and marketing, such as preparation and dissemination of scientific information related to our products. In the United States National Library of Medicine’s online repository, PubMed.gov, there are more than 2,000 peer-reviewed journal articles that reference astaxanthin in the title or abstract, over 500 of which were published in the last three years, with the vast majority published by organizations and researchers that are not affiliated with us. This type of “open-source” ~~research~~ information has served to significantly advance the ~~understanding of~~ science behind astaxanthin and related carotenoids, and has also presented our in-house scientific personnel with the critical task of keeping up-to-date on all of the latest ~~research~~ information and interpreting and integrating the findings with our ~~research and that of others understanding in order to serve as leading experts on~~ understanding of the mechanism of action and biological applications of astaxanthin and related carotenoids.

Our research and development expenditures totaled $315,994 and $269,077 for the years ended December 31, 2019 and 2018, respectively. These expenditures primarily reflect the cost of product development activities, including clinical trials. ~~The compensation of our research and development personnel are included as a component of salaries and wages in the consolidated statements of operations.~~

Furthermore, we believe that our disclosure under “Research and Development” adequately provides the research and development expenditures and the primary components thereof, which did not significantly change during the reported periods, and therefore does not warrant a separate discussion in the Management’s Discussion and Analysis.

Thank you for your attention. Please do not hesitate to contact the undersigned at dwatumull@cardaxpharma.com or jrussell@cardaxpharma.com with any questions or further comments regarding the Annual Report or to discuss the above responses.

Very truly yours,

/s/ David G. Watumull	/s/ John B. Russell
David G. Watumull	John B. Russell
Chief Executive Officer	Chief Financial Officer